
October 15, 2009

Mr. David R. Callen
Vice President, Finance and Treasurer, Ethan Allen Interiors, Inc.
Ethan Allen Drive
Danbury, CT 06811

Re: **Ethan Allen Interiors, Inc.**
          Form 10-K for the fiscal year ended June 30, 2009
          File No. 1-11692

Dear Mr. Callen:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Critical Accounting Policies – Impairment of Long-Lived Assets and Goodwill, page 23

1. In future filings, if the fair value of your long-lived assets and goodwill are not substantially in excess of the carrying value, please disclose the following:
    *   The percentage by which fair value exceeds carrying value as of the most-recent step-one test;
    *   A description of the methods and key assumptions used and how the key assumptions were determined;
    *   A discussion of the degree of uncertainties associated with the key assumptions, and;
    *   A discussion of any potential events, trends and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
    If you have determined that estimated fair values substantially exceed carrying values, please disclose that determination. Refer to Item 303 of Regulation S-K and Section V of Interpretive Release 33-8350 for guidance. Please provide us with your proposed future disclosures.

Liquidity and Capital Resources, page 30

2. We note your credit facility contains covenants including the fixed charge coverage ratio. Please tell us whether you were in compliance with all of the required covenants of your credit facility at the end of the period presented. Also, please disclose the status of your compliance in future filings. Additionally, in future filings, if it becomes reasonably likely that you may not comply with a material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum rations/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Exhibits 31.1 and 31.2

3. Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. In future filings, change the words "as filed by" to the word "of" in paragraph 1 and do not replace the word "registrant" with "Company."

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Edward Kelly, Attorney, at (202) 551-3728, Craig Slivka, Special Counsel, at (202) 551-3729 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief